NEWS RELEASE

Endeavour Silver Reports Financial Results for Second Quarter, 2014; Conference Call at 10am PDT (1pm EDT) on August 12, 2014
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Vancouver, Canada – August 11, 2014 - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today its financial results for the second quarter ended June 30, 2014. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Consolidated Interim Financial Statements and Management’s Discussion & Analysis can be viewed on the Company’s website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Highlights of Second Quarter 2014 (Compared to Second Quarter 2013)

Financial
•	Net loss of $0.3 million ($0.00 per share) compared to $0.4 million ($0.00 per share)
•	Adjusted loss(1) of $0.3 million ($0.00 per share) compared to $2.7 million ($0.03 per share)
•	EBITDA(1) decreased 20% to $13.4 million
•	Cash flow from operations before working capital changes decreased 4% to $11.9 million
•	Mine operating cash flow before taxes(1) decreased 25% to $19.6 million
•	Revenue decreased 23% to $54.8 million
•	Realized silver price decreased 6% to $21.10 per ounce (oz) sold
•	Realized gold price increased 1% to $1,308 per oz sold
•	Cash costs(1) decreased 6% to $9.87 per oz silver payable (net of gold credits)
•	All-in sustaining costs decreased 24% to $20.48 per oz silver payable (net of gold credits)
•	Cash and equivalents increased 26% to $44.0 million compared to $35.0 million at year end

Operations
•	Silver production increased 9% to 1,669,609 oz
•	Gold production decreased 24% to 15,131 oz
•	Silver equivalent production decreased 6% to 2.6 million oz (at a 60:1 silver:gold ratio)
•	Bullion inventory at quarter-end included 119,866 silver ounces and 272 gold ounces
•	Concentrate inventory at quarter-end included 86,724 silver ounces and 1,266 gold ounces

(1)	Adjusted earnings, mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.

Operating Results

Consolidated quarterly and year to date silver production rose 9% and 18% respectively compared to 2013 due mainly to higher silver grades and recoveries, offset by lower tonnage throughput. The Company took advantage of the available capacity of the leased Las Torres plant near El Cubo last year to boost mine production from Bolañitos; however the leased plant was relinquished in August 2013 and as a result the Bolañitos mine is now running at its own plant capacity.

Quarterly and year to date gold production declined 24% and 4% respectively compared to 2013 as a result of lower gold grades and tonnage throughput, offset partly by higher recoveries. Silver equivalent production was down 6% quarterly but up 9% year to date compared to 2013. The reduction in Bolañitos production this year has been largely offset by increases in production from Guanaceví and El Cubo, notwithstanding the production slow-downs in Q2 at both mines due to the temporary closures of the Porvenir Cuatro mine at Guanaceví and the Santa Cecilia mine at El Cubo following fatal accidents in late March-early April.

Bradford Cooke, CEO of Endeavour, stated: “We delivered another solid quarter of silver and gold production in the second quarter; lower as forecast from our outstanding first quarter production, but still well ahead of our production plan for the year. We also completed independent safety reviews at each mine, hired a full time safety specialist to work with our mine safety teams and we have been implementing additional safety training and procedures.

“Cash costs drifted higher in Q2 due to lower silver and gold production and lower metal prices but they are still within guidance thanks to our cost cutting strategies initiated last year. We expect all-in sustaining costs to be higher in Q2 and Q3 because these are typically the peak spending quarters for our capital and exploration programs each year. However, we remain on track to meet full-year guidance on both cash costs and all-in sustaining costs.

“Since completing the rebuild of the El Cubo mine, plant and infrastructure in Q2, 2013, management has focused on reducing our operating costs and expanding our profit margin to replenish the balance sheet. We generated strong free cash flow over the past 12 months and as a result, net cash and equivalents (less debt) totaling $33 million has been added to the balance sheet since June 30, 2013.

“Our outlook to year-end remains positive on both metal prices as well as silver and gold production and we currently have 12 drill rigs working to boost reserves and resources. We aim to complete our operational turn-around of the El Cubo mine this year. At San Sebastián, we are focused on expanding the resource by drilling in advance of completing the mine permitting and an economic study later this year.”

Financial Results

For the second quarter ended June 30, 2014, the Company generated revenue totaling $54.8 million (2013 - $71.3 million). During the quarter, the Company sold 1,774,302 silver ounces and 14,612 gold ounces at realized prices of $20.10 and $1,308 per ounce respectively, compared to sales of 1,787,571 silver ounces and 25,477 gold ounces at realized prices of $21.38 and $1,297 per ounce respectively in Q2, 2013.

After cost of sales of $50.4 million (2013 - $64.8 million), mine operating earnings amounted to $4.4 million (2013 - $6.4 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $14.7 million (2013 - $13.1 million), share-based compensation of $0.2 million (2013- $0.2 million) and write down of inventory of $0.4 million (2013- $6.4 million), mine operating cash flow before taxes was $19.6 million (2013 – $26.1 million) in Q2, 2014. Net losses were $0.3 million (2013 –$0.4 million).

Cost cutting initiatives that commenced in Q2, 2013 have gained traction, however these initiatives were offset by lower throughput at the El Cubo mine and the payment of the new Mexican special mining duty and environmental tax, resulting in a consolidated direct cost of $103 per tonne, 7% higher than the same period in 2013.

Cash costs, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), fell 6% to $9.87 per ounce of payable silver, compared to $10.53 per ounce in the same period of 2013 as improved grades and recoveries offset the higher costs per tonne. All-in-sustaining costs per ounce (also a non-IFRS measure) fell 24% to $20.48 per ounce due in part to lower exploration and mine development expenditures compared to Q2, 2013.

Conference Call

A conference call to discuss the results will be held on Tuesday, August 12 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The audio replay and a written transcript will also be made available on the Company’s website at www.edrsilver.com.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

Three Months Ended June 30			Q2 2014 Highlights	Six Months Ended June 30
2014	2013	% Change		2014	2013	% Change
Production
1,669,609	1,535,873	9%	Silver ounces produced	3,568,608	3,025,590	18%
15,131	19,915	(24%)	Gold ounces produced	33,650	34,948	(4%)
1,620,189	1,479,828	9%	Payable silver ounces produced	3,464,354	2,939,533	18%
14,607	18,843	(22%)	Payable gold ounces produced	32,403	33,551	(3%)
2,577,469	2,730,773	(6%)	Silver equivalent ounces produced(1)	5,587,608	5,122,470	9%
9.87	10.53	(6%)	Cash costs per silver ounce(2)(3)	7.21	10.29	(30%)
19.19	18.18	6%	Total production costs per ounce(2)(4)	15.93	18.22	(13%)
20.48	26.80	(24%)	All-in sustaining costs per ounce(2)(5)	16.05	25.78	(38%)
339,276	393,070	(14%)	Processed tonnes	685,801	769,414	(11%)
103.58	96.45	7%	Direct production costs per tonne(2)(6)	98.19	98.01	0%
13.24	13.82	(4%)	Silver co-product cash costs(7)	11.74	15.07	(22%)
862	838	3%	Gold co-product cash costs(7)	756	853	(11%)
Financial
54.8	71.3	(23%)	Revenue ($ millions)	107.8	141.1	(24%)
1,774,302	1,787,571	(1%)	Silver ounces sold	3,311,967	3,302,648	0%
14,612	25,477	(43%)	Gold ounces sold	31,057	41,201	(25%)
20.10	21.38	(6%)	Realized silver price per ounce	20.28	25.05	(19%)
1,308	1,297	1%	Realized gold price per ounce	1,307	1,417	(8%)
(0.3)	(0.4)	(20%)	Net earnings (loss) ($ millions)	3.7	14.0	(73%)
(0.3)	(2.7)	(89%)	Adjusted net earnings (8) ($ millions)	5.2	10.2	(49%)
4.4	6.4	(32%)	Mine operating earnings ($ millions)	15.7	25.3	(38%)
19.6	26.1	(25%)	Mine operating cash flow(9) ($ millions)	45.1	58.7	(23%)
11.9	12.4	(4%)	Operating cash flow before working capital changes (10)	30.2	37.7	(20%)
13.4	16.6	(20%)	Earnings before ITDA (11)	32.7	47.6	(31%)
46.7	16.9	176%	Working capital ($ millions)	46.7	16.9	176%
Shareholders
0.00	0.00	0%	Earnings (loss) per share – basic	0.04	0.14	(71%)
(0.00)	(0.03)	(90%)	Adjusted earnings per share – basic(8)	0.05	0.10	(50%)
0.12	0.12	(5%)	Operating cash flow before working capital changes per share (10)	0.30	0.38	(21%)
101,336,743	99,710,933	2%	Weighted average shares outstanding	100,979,486	99,685,615	1%

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,	June 30	June 30,	June 30
	2014	2013	2014	2013

Operating activities
Net earnings (loss) for the period	$(289)	$(361)	$3,748	$13,996
Items not affecting cash:
Share-based compensation	1,473	1,376	1,932	1,939
Depreciation and depletion	14,776	13,228	28,931	25,376
Deferred income tax expense (recovery)	(4,644)	(1,158)	(6,918)	1,295
Unrealized foreign exchange loss (gain)	(20)	687	(23)	602
Mark-to-market loss (gain) on derivative liability	-	(2,386)	1,434	(3,838)
Mark-to-market loss (gain) on contingent liability	(14)	(5,408)	27	(7,899)
Finance costs	266	35	702	152
Write down of inventory to net realizable vallue	365	6,383	365	7,878
Gain on sale of investments	-	-	-	(1,777)
Net changes in non-cash working capital	1,497	7,282	319	(8,508)
Cash from operating activities	13,410	19,678	30,517	29,216

Investing activites
Property, plant and equipment expenditures	(10,798)	(31,641)	(20,032)	(60,357)
Investment in short term investments	-	-	-	(130)
Proceeds from sale of short term investments	-	-	-	4,720
Cash used in investing activities	(10,798)	(31,641)	(20,032)	(55,767)

Financing activities
Proceeds from (repayments of) revolving credit facility	(3,000)	6,000	(4,000)	30,000
Exercise of options and warrants	373	161	3,100	454
Interest paid	(262)	(90)	(573)	(132)
Cash from (used in) financing activites	(2,889)	6,071	(1,473)	30,322

Effect of exchange rate change on cash and cash equivalents	20	(164)	22	(79)
Increase (decrease) in cash and cash equivalents	(277)	(5,892)	9,012	3,771
Cash and cash equivalents, beginning of period	44,295	28,365	35,004	18,617
Cash and cash equivalents, end of period	$44,038	$22,309	$44,038	$22,309

 This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
 (expressed in thousands of US dollars, except for shares and per share amounts)
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Revenue	$54,774	$71,250	$107,774	$141,123

Cost of sales:
Direct production costs	34,849	44,746	62,069	81,633
Royalties	278	356	612	806
Share-based compensation	219	202	287	277
Depreciation and depletion	14,709	13,149	28,782	25,223
Write down of inventory to net realizable value	365	6,383	365	7,878
	50,420	64,836	92,115	115,817

Mine operating earnings	4,354	6,414	15,659	25,306

Expenses:
Exploration	2,806	4,978	4,974	9,168
General and administrative	3,517	3,787	5,955	6,917
	6,323	8,765	10,929	16,085

Operating earnings (loss)	(1,969)	(2,351)	4,730	9,221

Mark-to-market loss/(gain) on derivative liabilities	-	(2,386)	1,434	(3,838)
Mark-to-market loss/(gain) on contingent liability	(14)	(5,408)	27	(7,899)
Finance costs	256	531	702	778

Other income (expense):
Foreign exchange	445	(2,439)	188	(1,039)
Investment and other income	83	371	267	2,349
	528	(2,068)	455	1,310

Earnings (loss) before income taxes	(1,683)	2,844	3,022	21,490

Income tax expense:
Current income tax expense	3,250	4,363	6,192	6,199
Deferred income tax expense (recovery)	(4,644)	(1,158)	(6,918)	1,295
	(1,394)	3,205	(726)	7,494

Net earnings (loss) for the period	(289)	(361)	3,748	13,996

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	68	(4,242)	76	(3,929)

Comprehensive income (loss) for the period	$(221)	$(4,603)	$3,824	$10,067

Basic earnings (loss) per share based on net earnings	$(0.00)	$(0.00)	$0.04	$0.14
Diluted earnings (loss) per share based on net earnings	$(0.00)	$(0.00)	$0.04	$0.10

Basic weighted average number of shares outstanding	101,336,743	99,710,933	100,985,709	99,685,615
Diluted weighted average number of shares outstanding	102,048,413	99,710,933	101,920,835	101,828,232

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)
	June 30,	December 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$44,038	$35,004
Investments	1,539	1,463
Accounts receivable	27,226	23,749
Inventories	24,117	23,647
Prepaid expenses	2,292	3,341
Total current assets	99,212	87,204

Non-current deposits	1,077	1,186
Mineral properties, plant and equipment	269,038	278,533
Total assets	$369,327	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,651	$17,221
Income taxes payable	2,815	3,259
Derivative liabilities	-	1,491
Revolving credit facility	29,000	33,000
Total current liabilities	52,466	54,971

Provision for reclamation and rehabilitation	6,672	6,652
Contingent liability	126	99
Deferred income tax liability	42,134	49,053
Total liabilities	101,398	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,456,014 shares (Dec 31, 2013 - 99,784,409 shares)	365,406	358,408
Contributed surplus	15,795	14,836
Accumulated comprehensive income (loss)	(4,005)	(4,081)
Deficit	(109,267)	(113,015)
Total shareholders' equity	267,929	256,148
Total liabilities and shareholders' equity	$369,327	$366,923

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2014 and the related notes contained therein.